July 25, 2019

Rajiv Shukla
Chief Executive Officer
Constellation Alpha Capital Corp.
Emerald View, Suite 400
2054 Vista Parkway
West Palm Beach, FL 33411

       Re: Constellation Alpha Capital Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed July 18, 2019
           File No. 333-232181

Dear Mr. Shukla:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2019 letter.

Amendment No. 1 to Form S-4 filed July 18, 2019

The Business Combination
Background of the Business Combination, page 95

1. We note your revised disclosure regarding Cowen and Company acting as the underwriter in your initial public offering and facilitating the PIPE financing. It appears Cowen also participated in the negotiations with DermTech as indicated by the February 13, 2019 and
       March 21, 2019 meetings. Please discuss in greater detail the role Cowen played during the negotiations as previously requested in comment 7.
2. We note your response to comment 5. Please disclose the reason(s) conditions precedent were not fulfilled and resulted in the termination of the merger.
 Rajiv Shukla
FirstName LastNameRajiv Shukla
Constellation Alpha Capital Corp.
Comapany NameConstellation Alpha Capital Corp.
July 25, 2019
July 25, 2019 Page 2
Page 2
FirstName LastName
Material U.S. Federal Income Tax Consequences of the Business Combination, page 106

3. We reissue comment 8. We note the revised statement that in the opinion of counsel, the following is a description of the material federal income tax consequences of the business combination. Please revise the disclosure to clearly state the opinion of counsel. A description of the law is not sufficient. For guidance, see Section III.C.2 of Staff Legal
         Bulletin No. 19.
Material U.S. Federal Income Tax Consequences of the Domestication, page 135

4. We note your response to comment 10. We note the revised statement that in the opinion of counsel, the following is a description of the material federal income tax consequences of the business combination. Please revise the disclosure to clearly state the opinion of counsel. A description of the law is not sufficient. For guidance, see
Section III.C.2 of
         Staff Legal Bulletin No. 19. In addition, we note the statement that US shareholders
         "should not" recognize taxable gain or loss as a result of the domestication. Please explain why you cannot give a "will" opinion and describe the degree of uncertainty. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19.
DermTech Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 196

5.       We reissue comment 13. The Management's Discussion and Analysis section is one of
         the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance
         Regarding Management's Discussion and Analysis of Financial Condition and Results of
         Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.
6. Please revise the disclosure of convertible bridge notes on page 197 to discuss the conversion feature. Also, disclose whether the PIPE transaction will be a qualified financing that will result in automatic conversion of the notes. Potential Payments and Other Benefits Awardable in Connection with the Business Combination, page 222

7. We note your response to comment 15. Please disclose the information provided in your response regarding the quantification of the immediate vesting of the securities, including the expectation that the trading value of shares will be substantially lower due to the difference between the Nasdaq Capital Market price per share and the PIPE financing price per share. In addition, consider adding risk factor disclosure. Rajiv Shukla
Constellation Alpha Capital Corp.
July 25, 2019
Page 3
DermTech Director Compensation, page 223

8. We note your response to comment 16. Please revise to include the consulting services fee in the "All Other Compensation" column and include a footnote identifying and quantifying the amount. See Item 402(r)(2)(vii)(F) of Regulation S-K. Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 228

9. Please explain in further detail why deferred underwriting fees are being reduced by
         $2,843,750 in adjustment 6 to the pro forma balance sheet. Also, as
Note 6 to
         Constellation's audited financial statements on page F-61 indicates that the deferred underwriting fees will be paid upon the closing of a business combination from amounts held in the trust account, please explain why an adjustment to cash reflecting payment of these deferred underwriting fees has not been made to the pro forma balance sheet.
       You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameRajiv Shukla
                                                             Division of
Corporation Finance
Comapany NameConstellation Alpha Capital Corp.
                                                             Office of
Beverages, Apparel and
July 25, 2019 Page 3                                         Mining
FirstName LastName